

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05001484

January 11, 2005

Kenneth V. Hallett
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202-4497

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-11-2005

Re: Bank Mutual Corporation
Incoming letter dated December 6, 2004

Dear Mr. Hallett:

This is in response to your letter dated December 6, 2004 concerning the shareholder proposal submitted to Bank Mutual by Roger J. Mogan and Shirley M. Mogan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
JAN 13 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Roger J. Mogan
Shirley M. Mogan
1468 Langlade Ave.
Green Bay, WI 54304-3144



411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois (Quarles & Brady LLC)
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5345
Writer's Fax: 414.978.8945
E-Mail: kvh@quarles.com

December 6, 2004

VIA UPS OVERNIGHT

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Bank Mutual Corporation
Commission File No. 000-31207
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Bank Mutual Corporation, a Wisconsin corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 Annual Meeting of Shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from Roger and Shirley Mogan (the "Proponent"). The text of the Proposal is as follows:

> "That a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be effective with the passage of the proposal."

The Company believes that it may exclude the Proposal from the Proxy Materials on any of the following grounds:

- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the law of the State of Wisconsin;
- Rule 14a-8(i)(3) because the Proposal is misleading and vague and thus contrary to the Commission's proxy rules and regulations; and
- Rule 14a-8(i)(8) because the Proposal relates to the election of directors.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter; (ii) a letter dated October 17, 2004 from the Proponent to the Company submitting the Proponent's original proposals (attached as Exhibit A); (iii) letters dated November 1, 2004, which the Company sent by overnight courier to the Proponent notifying the Proponent of the original Proposal's eligibility and procedural defects under Rules 14a-8(b) and (c) and providing the Proponent an opportunity to amend the original Proposal to correct such defects (attached as Exhibit B); and (iv) a letter, dated November 8, 2004, received by the Company from the Proponent submitting the Proponent's revised Proposal (attached as Exhibit C). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials. To the extent that this letter relates to matters of the laws of the State of Wisconsin, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

I. The Proposal is Not a Proper Subject for Action by Shareholders Under State Law Under Rule 14a-(8)(i)(1).

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The note to paragraph (i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals (July 13, 2001) states that:

> "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

The Company is incorporated in the State of Wisconsin. Section 180.0801(2) of the Wisconsin Business Corporation Law provides that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." This statute gives the board of directors the exclusive authority and discretion to manage the business and affairs of the Company, which would include setting a mandatory retirement age for directors. None of the Wisconsin Business Corporation Law nor the

Company's articles of incorporation or bylaws in any way limit the authority of the Company's board of directors in managing the business and affairs of the Company on matters to which the Proposal relates. Therefore, the Proposal (which by its terms requires action) relates to matters that are within the basic responsibility of the Company's board of directors, which it discharges on an ongoing basis in making the myriad of strategic and policy decisions involved in conducting the Company's ordinary business.

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g.,* American Electric Power Company, Inc. (January 16, 2002); Alaska Air Group, Inc. (March 26, 2000). Here, the Proposal requires that a "mandatory retirement age be established for all directors upon attaining the age of 72 years. . ." The Proposal is not a precatory proposal; it is not cast as a request or recommendation. The Proposal, if approved by shareholders, would *require* the Company to set a mandatory retirement age for directors regardless of whether each director concludes in the exercise of his or her business judgment that such a mandatory retirement age is in the Company's best interests. Depending upon the interpretation of the proposal, it may even purport to require some existing directors to resign, in advance of the expiration of the terms to which they were elected.

The Proposal is not a proper subject for action by the Company's shareholders under state law; it seeks to impose a requirement, and is not properly cast as a request or recommendation to the board of directors. Therefore, the Company believes the Proposal violates Wisconsin law and may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1).

II. The Proposal is Misleading and Vague and Contrary to the Commission's Proxy Rules and Regulations Under Rule 14a-8(i)(3).

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3), which permits exclusion of a proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...." Staff Legal Bulletin No. 14B (September 15, 2004) states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Staff has stated that such vague and indefinite proposals are "misleading, in that, any action ultimately taken by the Company upon the implementation of the proposals could be quite different from the type of action envisioned by the stockholders at the time their votes were cast." *See* E.I. du Pont de Nemours & Company, Inc. (February 8, 1977).

The Proposal is vague and indefinite and, if the Proposal were adopted, it would not permit the Company, or its shareholders, to determine what particular action was required to be taken. The effect of the lack of clarity is magnified because the Proposal seeks to impose a requirement, whatever that requirement may be, and not only request consideration.

It is unclear whether the Proponent intends to submit a proposal that requires that all directors retire after attaining the age of 72, or merely that a retirement age be set upon a director attaining age 72. As written, it appears that the Proposal literally requires that a mandatory retirement age be established for all directors upon attaining the age of 72 years, but no provision would be made for those continuing directors of the Company (Messrs. Dwyer, and Rolfs) who have already attained the age of 72. Further, the Proposal provides no explanation as to the actual retirement age that should be set for directors, unless the Proponent intends that age 72 be set. (The Proposal provides that once a director reaches the age of 72 -- a retirement age must then be established for that director. This appears to mean that those directors over age 72 will never have a mandatory retirement age "set" and that the board could use its discretion to set differing retirement ages for different directors.) It is also unstated and unclear, if it intends to set a retirement age at age 72, whether a director may complete a term to which he or she is elected or the director must immediately cease to serve. If the latter, the Proposal may further conflict with the bylaws of the Company which requires a director may only be removed without cause upon a two-thirds shareholder vote, and certainly conflicts in practice with the shareholders' election of those persons to stated terms at a prior meeting. The Proposal is entirely silent on these matters, and accordingly none of the Company, the board of directors, or the shareholders voting on the Proposal would know with any certainty what the Proponent intended with respect to addressing these critical questions and therefore how the Proposal would actually be implemented.

Because the Proposal fails to provide a clear understanding of what is meant by the establishment of a mandatory retirement age, around which the entire Proposal is based, the Proposal is inherently vague.

We believe that (a) the Proposal is so vague and indefinite that the Company's shareholders would be confused regarding the ramifications of voting for or against the Proposal, and (b) the Company's board of directors could not determine with any reasonable certainty how to implement the Proposal if it were approved by the shareowners. The Company therefore believes the Proposal may be properly omitted for this reason from the Proxy Materials pursuant to Rule 14a-8(i)(3).

III. The Proposal Relates to the Election of Directors and, Therefore, May Be Omitted Under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal relates to an election for membership on the company's board of directors. The Staff has held that proposals may be omitted under Rule 14a-8(i)(8) if they would disqualify nominees for directors at the upcoming shareholder meeting. Under some interpretations of the vague language, this would appear to be the case with the Proposal, which specifically states that it is "to be effective with the passage of the proposal."

The Company has advised us that the nominees for election as directors at the 2005 Annual Meeting of Shareholders are expected to include all current directors whose three-year terms expire at the 2005 Annual Meeting, including Mr. Rolfs who will be age 83. Mr. Rolfs has served with distinction on the Company's and its predecessor's board since 1984. To the extent that the Proposal requires that all directors retire after attaining the age of 72, the Proposal, if adopted, would disqualify Mr. Rolfs as a nominee and remove him from office because he has exceeded the retirement age specified in the Proposal. Additionally, Mr. Dwyer, a continuing director whose three year term expires at the 2007 Annual Meeting of Shareholders and who was elected to that position at the 2004 Annual Meeting of Shareholders, is older than 72; another director in that class will attain age 72 prior to the expiration of his three year term at the 2007 Annual Meeting. Purporting to force these directors to leave office would thwart prior shareholder action without "cause" on the part of these directors.

The Commission has concluded in substantially similar circumstances that a proposal to establish a mandatory retirement age for directors that would prevent a current director from serving another term may be omitted from proxy materials because it could disqualify nominees for directors at the upcoming annual meeting. California Jockey Club (March 12, 1996); The Adams Express Company (March 15, 1985). Similarly, the Commission has permitted the exclusion of a proposal mandating director term limits, unless recast so as to apply only to nominees for directors at subsequent meetings. American Electric Power Company, Inc. (January 16, 2002). *See also* the "no action" letters issued by the Staff in connection with shareholder proposals to eliminate a registrant's classified board of directors. Raytheon Company (March 9, 1999); The Boeing Company (February 23, 1999); TRW Inc. (February 11, 1999); Houston Industries (March 28, 1990). Here, as in each of the letters cited, the Proponent has made no attempt to provide for protection of the terms of the directors already elected, or to clarify that the election scheduled at the 2005 Annual Meeting would not be affected. Indeed, the Proposal specifically states that it is to be "effective" upon passage.

The Company believes that because the Proposal, if adopted, could (depending upon the interpretation) affect the number of nominees to the board at the 2005 Annual Meeting in contravention of Rule 14a-8(i)(8), it may be omitted from the Company's proxy materials.

* * * * *

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(1), (i)(3) and (i)(8) of Rule 14a-8.

For the foregoing reasons, the Company also respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request made via facsimile to the Company but not the Proponent. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (414) 277-5345 or Ryan P. Morrison of this office at (414) 277-5401.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

QUARLES & BRADY LLP



Kenneth V. Hallett

KVH:mkf:smj
Enclosure

cc: Mr. Eugene H. Maurer, Jr.
Senior Vice President and Secretary
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

(w/encs. – Via Overnight Delivery)
Roger and Shirley Mogan
1468 Langlade Avenue
Green Bay, WI 54304

James D. Friedman, Esq.
Ryan P. Morrison, Esq.
Quarles & Brady LLP

1468 Langlade Ave
Green Bay, Wi 54304
Oct. 17, 2004

Corporate Secretary
Bank Mutual Corp.
4949 W. Brown Deer Road
Milwaukee Wi 53223-0988

I am submitting 2 shareholder proposals to be included in the agenda for the next stockholders meeting, they are as follows;

1- That a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be effective with the passage of the proposal.

2- That a limit of 6 years be established for non-employee directors, to be effective as the present terms are completed.



Roger J. Mogan
Presently hold 3901 shares of the Company

EXHIBIT B


BankMutual
CORPORATION

November 1, 2004

VIA OVERNIGHT DELIVERY

Mr. Roger Mogan
1468 Langlade Ave.
Green Bay, Wisconsin 54304

**Re: Bank Mutual Corporation
Shareholder Proposals**

Dear Mr. Mogan:

We received your letter dated October 17, 2004 in which you stated that you were submitting two shareholder proposals for consideration by Bank Mutual Corporation shareholders in conjunction with its 2005 Annual Meeting of Shareholders.

We of course value the views and thoughts of our shareholders. We would appreciate the opportunity to discuss your concerns with you informally, outside of the formal context of a meeting or a proposal. Please feel free to call me at 414-354-1500 to set up a time to talk. If we do not hear from you, one of our corporate officers or our counsel may call you.

Even though we would appreciate the opportunity to discuss these matters with you, since you submitted your proposal in the way you did, we are required to take certain formal steps in response. They include the attached letter. While we must respond in that formal matter, we do not intend that to stop any discussions that may be useful.

Please do not hesitate to contact me as discussed above, should you have any questions or wish to talk. We would welcome the opportunity to discuss these issues with you.

Very truly yours,

BANK MUTUAL CORPORATION

By: 
Michael T. Crowley, Jr.
Chairman, President and Chief
Executive Officer



November 1, 2004

VIA OVERNIGHT DELIVERY

Mr. Roger Mogan
1468 Langlade Avenue
Green Bay, Wisconsin 54304

**Re: Bank Mutual Corporation
Shareholder Proposals**

Dear Mr. Mogan:

On October 21, 2004 we received a letter dated October 17, 2004 from you to me in my capacity as Corporate Secretary of Bank Mutual Corporation in which you indicated you were a shareholder of Bank Mutual. A copy of your letter is enclosed. In your letter you stated that you were submitting two shareholder proposals for consideration by Bank Mutual shareholders in conjunction with its 2005 Annual Meeting of Shareholders. It is not clear whether you intend them for inclusion under the Securities and Exchange Commission's shareholder proposal rules or otherwise.

Under the SEC's Rule 14a-8(f), on behalf of Bank Mutual Corporation, I am notifying you of the following eligibility deficiencies in your letter. For your convenience and reference, I have enclosed a copy of Rule 14a-8.

- You must include your own written statement that you intend to continue to hold the securities through the date of the 2005 Annual Meeting of Shareholders.

- You may not submit more than one proposal for consideration at the meeting. You must tell us which proposal you intend to submit.

Under SEC rules, the deficiencies must be corrected and your response to this notice must be postmarked or furnished to us electronically no later than fourteen (14) calendar days from the date you receive this letter of notification. We will then review your proposal to determine whether more information is required and/or it is appropriate for inclusion in the proxy statement. If you do not respond, we intend to exclude your proposals from Bank Mutual Corporation's proxy materials.

In addition, Bank Mutual Corporation's corporate bylaws include various requirements for matters submitted for consideration at an annual shareholders meeting. We note that your proposal also may not comply with the bylaw's timing or content requirements relating to such proposals. For your convenience and consideration, we include relevant portions of the bylaws.

Please reply to my attention at Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, WI, 53223. Please do not hesitate to contact me at (414) 354-1500, should you have any questions or wish to discuss this matter.

Very truly yours,

BANK MUTUAL CORPORATION



By: ______________________
Eugene H. Maurer,
Senior Vice President and Secretary

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

→Proposed to be amended in Release No. 34-48626 (¶ 87,101), comments due December 22, 2003, 68 F.R. 60784.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for

[The next page is 17,541-3.]

shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

BYLAWS

BANK MUTUAL CORPORATION
a Wisconsin corporation

adopted

May 29, 2003

QBMKE\141104.00003\5375640.2

ARTICLE I. OFFICES; RECORDS

1.01 Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.02 Registered Office and Registered Agent. The registered office of the corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin. The address of the registered office may be changed from time to time by any officer or by the registered agent. The office of the registered agent of the corporation shall be identical to such registered office.

1.03 Corporate Records. The following documents and records shall be kept at the corporation's principal office or at such other reasonable location as may be specified by the corporation:

(a) Minutes of shareholders' and Board of Directors' meetings and any written notices thereof.

(b) Records of actions taken by the shareholders or directors without a meeting.

(c) Records of actions taken by committees of the Board of Directors.

(d) Accounting records.

(e) Records of its shareholders.

(f) Current Bylaws.

(g) Written waivers of notice by shareholders or directors (if any).

(h) Written consents by shareholders or directors for actions without a meeting (if any).

(i) Voting trust agreements (if any).

(j) Stock transfer agreements to which the corporation is a party or of which it has notice (if any).

ARTICLE II. SHAREHOLDERS

2.01 Annual Meeting. The annual meeting of the shareholders shall be held on the Second Monday of May in each year at 10:00 a.m., or at such other time and date as may be fixed by or under the authority of the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Wisconsin, such meeting shall be held on the next succeeding business day. If the election of directors is not held on the day designated herein, or fixed as herein provided, for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a meeting of the shareholders as soon thereafter as may be convenient.

2.02 Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chief Executive Officer or the Board of Directors. If, and only to the extent, required by the Wisconsin Business Corporation Law, a special meeting shall be called upon written demand describing one or more purposes for which it is to be held by holders of shares with at least 10% of the votes entitled to be cast on any issue proposed to be considered at the meeting. The purpose or purposes of any special meeting shall be described in the notice required by Section 2.04 of these Bylaws.

2.03 Place of Meeting. The Board of Directors may designate any place, either within or without the State of Wisconsin, as the place of meeting for any annual meeting or any special meeting. If no designation is made, the place of meeting shall be the principal office of the corporation but any meeting may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat.

2.04 Notices to Shareholders.

(a) Required Notice. Written notice, or any other type of notice permitted by the Wisconsin Business Corporation Law, stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) days nor more than sixty (60) days before the date of the meeting (unless a different time is provided by law or the Articles of Incorporation), by or at the direction of the Chairperson of the Board, if there is one, the Chief Executive Officer, the President or the Secretary, to each shareholder entitled to vote at such meeting or, for the fundamental transactions described in subsections (e)(1) to (4) below (for which the Wisconsin Business Corporation Law requires that notice be given to shareholders not entitled to vote), to all shareholders. If mailed, such notice is effective when deposited in the United States mail, and shall be addressed to the shareholder's address shown in the current record of shareholders of the corporation, with postage thereon prepaid. At least twenty (20) days' notice shall be provided if the purpose, or one of the purposes, of the meeting is to consider a plan of merger or share exchange for which shareholder approval is required by law, or the sale, lease, exchange or other disposition of all or substantially all of the corporation's property, with or without good will, otherwise than in the usual and regular course of business.

(b) Adjourned Meeting. Except as provided in the next sentence, if any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place, if the new date, time, and place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed, then notice must be given pursuant to the requirements of paragraph (a) of this Section 2.04, to those persons who are shareholders as of the new record date.

(c) Waiver of Notice. A shareholder may waive notice in accordance with Article VI of these Bylaws.

(d) Contents of Notice. The notice of each special shareholder meeting shall include a description of the purpose or purposes for which the meeting is called, and only business within the purpose described in the meeting notice may be conducted at a special shareholders' meeting. Except as otherwise provided in subsection (e) of this Section 2.04, in the Articles of Incorporation, or in the Wisconsin Business Corporation Law, the notice of an annual shareholders' meeting need not include a description of the purpose or purposes for which the meeting is called.

(e) Fundamental Transactions. If a purpose of any shareholder meeting is to consider either: (1) a proposed amendment to the Articles of Incorporation (including any restated articles) required to be approved by the shareholders; (2) a plan of merger or share exchange for which shareholder approval is required by law; (3) the sale, lease, exchange or other disposition of all or substantially all of the corporation's property, with or without good will, otherwise than in the usual and regular course of business; (4) the dissolution of the corporation; or (5) the removal of a director, the notice must so state and in cases (1), (2) and (3) above must be accompanied by, respectively, a copy or summary of the: (1) proposed articles of amendment or a copy of the restated articles that identifies any amendment or other change; (2) proposed plan of merger or share exchange; or (3) proposed transaction for disposition of all or substantially all of the corporation's property. If the proposed corporate action creates dissenters' rights, the notice must state that shareholders and beneficial shareholders are or may be entitled to assert dissenters' rights, and must be accompanied by a copy of Sections 180.1301 to 180.1331 of the Wisconsin Business Corporation Law.

2.05 Fixing of Record Date. The Board of Directors may fix in advance a date as the record date for one or more voting groups for any determination of shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote, or to take any other action, such date in any case to be not more than seventy (70) days prior to the meeting or action requiring such determination of shareholders, and may fix the record date for determining shareholders entitled to a share dividend or distribution. If no record date is fixed for the determination of shareholders entitled to demand a shareholder meeting, to notice of or to vote at a meeting of shareholders, or to consent to action without a meeting, (a) the close of business on the day before the corporation receives the first written demand for a shareholder meeting, (b) the close of business on the day before the first notice of the meeting is mailed or otherwise delivered to shareholders, or (c) the close of business on the day before the first written consent to shareholder action without a meeting is received by the corporation, as the case may be, shall be the record date for the determination of shareholders. If no record date is fixed for the determination of shareholders entitled to receive a share dividend or distribution (other than a distribution involving a purchase, redemption or other acquisition of the corporation's shares), the close of business on the day on which the resolution of the Board of Directors is adopted declaring the dividend or distribution shall be the record date. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall be applied to any adjournment thereof unless the Board of Directors fixes a new record date and except as otherwise required by law. A new record date must be set if a meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

2.06 Shareholder List. The officer or agent having charge of the stock transfer books for shares of the corporation shall, before each meeting of shareholders, make a complete record of the shareholders entitled to notice of such meeting, arranged by class or series of shares and showing the address of and the number of shares held by each shareholder. The shareholder list shall be available at the meeting and may be inspected by any shareholder or his or her agent or attorney at any time during the meeting or any adjournment. Any shareholder or his or her agent or attorney may inspect the shareholder list beginning two (2) business days after the notice of the meeting is given and continuing to the date of the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held and, subject to Section 180.1602(2)(b) 3 to 5 of the Wisconsin Business Corporation Law, may copy the list, during regular business hours and at his or her expense, during the period that it is available for inspection hereunder. The original stock transfer books and nominee certificates on file with the corporation (if any) shall be prima facie evidence as to who are the shareholders entitled to inspect the shareholder list or to vote at any meeting of shareholders. Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

2.07 Quorum and Voting Requirements. Except as otherwise provided in the Articles of Incorporation or in the Wisconsin Business Corporation Law, a majority of the votes entitled to be cast by shares entitled to vote as a separate voting group on a matter, represented in person or by proxy, shall constitute a quorum of that voting group for action on that matter at a meeting of shareholders. If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless a greater number of affirmative votes is required by the Wisconsin Business Corporation Law or the Articles of Incorporation. If the Articles of Incorporation or the Wisconsin Business Corporation Law provide for voting by two (2) or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately. Action may be taken by one (1) voting group on a matter even though no action is taken by another voting group entitled to vote on the matter. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that meeting.

2.08 Conduct of Meetings. The Chairperson of the Board, or if there is none, or in his or her absence, the Chief Executive Officer, and in his or her absence, the President, and in the President's absence, a Vice President in the order provided under Section 4.08 of these Bylaws, and in their absence, any person chosen by the shareholders present shall call the meeting of the shareholders to order and shall act as chairperson of the meeting, and the Secretary shall act as secretary of all meetings of the shareholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.09 Proxies. At all meetings of shareholders, a shareholder entitled to vote may vote in person or by proxy appointed in writing by the shareholder or by his or her duly authorized attorney-in-fact. All proxy appointment forms shall be filed with the Secretary or other officer or agent of the corporation authorized to tabulate votes before or at the time of the meeting. Unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest, a proxy appointment may be revoked at any time. The presence of a shareholder who has filed a proxy appointment shall not of itself constitute a revocation. No proxy appointment shall be valid after eleven months from the date of its execution, unless otherwise expressly provided in the appointment form. The Board of Directors shall have the power and authority to make rules that are not inconsistent with the Wisconsin Business Corporation Law as to the validity and sufficiency of proxy appointments.

2.10 Voting of Shares. Each outstanding share shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares are enlarged, limited or denied by the Articles of Incorporation or the Wisconsin Business Corporation Law. Shares owned directly or indirectly by another corporation are not entitled to vote if this corporation owns, directly or indirectly, sufficient shares to elect a majority of the directors of such other corporation. However, the prior sentence shall not limit the power of the corporation to vote any shares, including its own shares, held by it in a fiduciary capacity. Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

2.11 Notice of Shareholder Nominations and/or Proposals.

(a) Except with respect to any nomination or proposal adopted or recommended by the Board of Directors for inclusion in the corporation's proxy statement for its annual meeting, a shareholder entitled to vote at a meeting may nominate a person or persons for election as a directors or directors and/or propose an action or actions to be taken at a meeting only as follows. Written notice of any shareholder nomination(s) and/or proposal(s) to be considered for a vote at an annual meeting of shareholders must be delivered personally or mailed by Certified Mail-Return Receipt Requested at least seventy (70) days and not more than one hundred (100) days before the scheduled date of such meeting to the Secretary of the corporation at the principal business office of the corporation.

(1) With respect to shareholder nomination(s) for the election of directors, each such notice shall set forth:

(i) the name and address of the shareholder who intends to make the nomination(s), of any beneficial owner of shares on whose behalf such nomination is being made and of the person or persons to be nominated;

(ii) a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting (including the number of shares the shareholder owns as of the record date (or as of the most recent practicable date if no record date has been set) and the length of time the shares have been held) and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(iii) a description of all arrangements and understandings between the shareholder or any beneficial holder on whose behalf it holds such shares, and their respective affiliates, and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

(iv) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (whether or not such rules are applicable) had each nominee been nominated, or intended to be nominated, by the Board of Directors; and

(v) the consent of each nominee to serve as a director of the corporation if so elected.

(2) With respect to shareholder proposal(s) for action(s) to be taken at an annual meeting of shareholders, the notice shall clearly set forth:

(i) the name and address of the shareholder who intends to make the proposal(s);

(ii) a representation that the shareholder is a holder of record of the stock of the corporation entitled to vote at the meeting (including the number of shares the shareholder owns as of the record date (or as of the most recent practicable date if no record date has been set) and the length of time the shares have been held) and intends to appear in person or by proxy to make the proposal(s) specified in the notice;

(iii) the proposal(s) and a brief supporting statement of such proposal(s); and

(iv) such other information regarding the proposal(s) as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (whether or not such rules are applicable).

(b) Except with respect to any nomination or proposal adopted or recommended by the Board of Directors for inclusion in the notice to shareholders for a special meeting of shareholders, a shareholder entitled to vote at a special meeting may nominate a person or persons for election as director(s) and/or propose action(s) to be taken at a meeting only if written notice of any shareholder nomination(s) and/or proposal(s) to be considered for a vote at a special meeting is delivered personally or mailed by Certified Mail-Return Receipt Requested to the Secretary of the corporation at the principal business office of the corporation so that it is received in a reasonable period of time before such special meeting and only if such nomination or proposal is within the purposes described in the notice to shareholders of the special meeting. All other notice requirements regarding shareholder nomination(s) and/or proposal(s) applicable to annual meetings also apply to nomination(s) and/or proposal(s) for special meetings.

(c) The chairperson of the meeting may refuse to acknowledge the nomination(s) and/or proposal(s) of any person made without compliance with the foregoing procedures. This section shall not affect the corporation's rights or responsibilities with respect to its proxies or proxy statement for any meeting.

ARTICLE III. BOARD OF DIRECTORS

3.01 General Powers and Number.

(a) All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its Board of Directors. The number of directors of the corporation shall be not fewer than seven nor more than thirteen, with the precise number to be determined from time to time by the Board of Directors.

(b) The directors shall be divided into three classes as nearly equal in number as possible, with the term of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual meeting, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting.

(c) The number of directors may be increased or decreased from time to time within the limits provided above, provided that the number of directors of the respective classes shall be as nearly equal as possible, and no decrease in the number of directors shall have the effect of shortening the term of an incumbent director.

3.02 Election, Removal, Tenure and Qualifications.

(a) Unless action is taken without a meeting under Section 7.01 of these Bylaws, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders meeting at which a quorum is present; i.e., the individuals with the largest number of votes in favor of their election are elected as directors up to the maximum number of directors to be chosen in the election. Votes against a candidate are not given legal effect and are not counted as votes cast in an election of directors. In the event two (2) or more persons tie for the last vacancy to be filled, a run-off vote shall be taken from among the candidates receiving the tie vote.

1468 Langlade Ave.
Green Bay, Wi 54304
Nov. 8 2004

Michael T. Crowley Jr.
Chairman, President and CEO
Bank Mutual Corp.
4949 W. Brown Deer Road
PO Box 245034
Milwaukee, Wi 53224-9534

Dear Sir:

In response to your letter of Nov. 1, 2004 regarding my proposals, please be advised that I will submit just on proposal, that being as follows, That a mandatory retirement age be established for all directors upon attaining the age of 72 years, to be ffective with the passage of the proposal.

Never having submitted a proposal in the past I was not aware of all the ifs ands and buts of the SEC and Bank Mutuals by laws.

I do believe that I am in compliance with the SEC regulations.

My eligibility to submit is covered under SEC 14a question 2.
I hold jointly with my wife Shirley M Mogan 3901 shares of Bank Mutual stock, have owned the stock far in excess of 1 year and have no intention of disposing of the stock

Regarding Bank Mutuals bylaws, item 2.11 Notice of Shareholder Nominations or Proposals, (2) with respect to shareholder proposal(s) for action(s) to be taken at an annual meeting of shareholders, the notice shall slearly set forth:
(i) the name and address of the shareholder who intends to make the proposal(s)
Roger J. Mogan and Shirley M. Mogan
1468 Langlade Ave
Green Bay, Wi 54304-3144

(ii) We presently own jointly 3901 shares of Bank Mutual stock h eld far in excess of 1 year and iit is our intention to appear in person elf far in excess of 1 year and it is our intention to appear in person at the annual meeting.

(iii) The proposal will be worded as above in this letter, That a mandatory retirement age be established for all directors upon attaining the age of 72 years to be effective with the passage of the proposal.

The proposal will be submitted to the Corporate Secretary in compliance with the SEC deadline of not less than 120 calender days before the release of the proxy statement issued to shareholders.

Sincerely

Roger J. Mogan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank Mutual Corporation
Incoming letter dated December 6, 2004

The proposal provides that "a mandatory retirement age be established for all directors upon attaining the age of 72 years."

There appears to be some basis for your view that Bank Mutual may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bank Mutual omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank Mutual relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor